FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	English translation of a letter to the National Securities Commission of Argentina dated March 10, 2005, regarding Financial Statements as of December 31, 2004.

2	Press release dated March 7, 2005, titled, “Sale of Petroken S.A.”

Item 1

Buenos Aires, March 10, 2005

Messrs.

National Securities Commission of Argentina

Ref: Financial Statements as of December 31, 2004

YPF S.A. announced that the Board of Directors of YPF Sociedad Anónima approved, in its meeting held on March 10, 2005, the financial statements for the period ended December 31, 2004.

Hereinbelow, you will find the relevant information related to the YPF Financial Statements:

Profit (Million Pesos)

Net Profit before income tax	7,728
Income Tax	(2,852)

Net Profit for the period	4,876

Shareholders’ Equity as of December 31, 2004 (in Million Pesos)

Shareholders’ Contributions:
Subscribed Capital	3,933
Adjustment to Contributions	7,281
Issuance Premiums	640	11,854

Legal Reserve		1,286
Unappropriated Retained Earnings		8,947

Total Shareholders’ Equity		22,087

Item O – Shares which belong to the controlling group

As of December 31, 2004, the amount of shares that belong to the controlling group of shareholders rose to 389,543,836 shares, Class D, representing the 99.04% over the capital stock

Item P – Shares granting right to representative values of debt convertible into shares and/or shares purchase options, corresponding to the shareholder or the controlling group.

They do not exist.

Item q) Controlling shareholder:

Repsol YPF S.A., with legal domicile in Paseo de la Castellana 278, 28046 Madrid, España

In the same meeting, the Board of Directors decided to propose to the Shareholders Meeting the distribution of a dividend of Ps.8 (Argentine pesos) per share and the creation of a reserve amounting 1730.5 million Argentine pesos for future dividends to be distributed, considering the evolution of the Argentine financial and economical situation at the time of the Ordinary Annual Shareholders Meeting, which is scheduled to be held on April 19, 2005.

The Board of Directors also proposed the approval by the Shareholders Meeting to be held next April 19, of a program for the issuance of non-convertible negotiable obligations (bonds), for up to US$ 700 million or its equivalent in other currencies, to be used to finance investments, to increase working capital, to increase capital of subsidiaries or to refinance debt; under legal regulations in force in Argentina and entitling the Board of Directors to establish the terms of the negotiable obligations.

Finally, and in accordance with Art. 3° - Chapter XXXIV of CNV Regulations, NT 2001, modified by G. R: N° 466, and resolutions taken by the Board of Directors of said Committee on October 7th 2004 and March 3rd 2005, YPF’s Paid-in Capital in advance amounting 12,514,577 Pesos, arising from the take over of YPF S.A. by Repsol Argentina S.A., has been recorded as Subordinated Debt in the Financial Statements as of December 31, 2004.

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri
Economic-Financial Director

Item 2

Press release dated March 7, 2005, titled, “SALE OF PETROKEN S.A.”

Press Release

Buenos Aires, March 7, 2005
Number of Pages: 1

“SALE of PETROKEN S.A.”

We would like to inform you that, in order to comply with current legislation, YPF has signed an agreement for the sale of 50% of its stake in Petroquímica Ensenada S.A. to Basell Ibérica Poliolefinas Holdings S.L., at a price of US$58 million.

This deal, pending approval by the Argentine anti-trust authorities (La Comisión Nacional de Defensa de la Competencia), will have no significant effect on the company’s income statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 11, 2005	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer